Exhibit (a)(3)

FORM OF ANNOUNCEMENT TO ELIGIBLE OPTIONHOLDERS

Dear Optionholder:

Re: Stock Option Exchange Program

Because of the current economic environment and the volatility the stock markets have experienced over the past year and a half, many of our employees hold stock options with an exercise price that substantially exceeds the current trading price of our stock. Our Board of Directors recognizes that these “underwater” stock options may not be providing the desired performance incentive that options should create for our employees and has considered ways to provide you with the benefit of options that may have a greater potential to increase in value.

As a result, I am happy to announce our Stock Option Exchange Program. This voluntary program will allow SBA employees and consultants the opportunity to exchange their existing outstanding options that have an exercise price of greater than $8.00 for new options to be issued at a later date at the rate of two new options for every three existing options tendered. We currently expect our offer to expire on June 18, 2002. Therefore, the new options would be granted on December 19, 2002, with an exercise price equal to the greater of (1) $8.00 or (2) the closing sales price of SBA’s Class A common stock on the date immediately preceding the grant date of the new options.

The offer is being made under the terms and subject to the conditions of an Offer to Exchange and related documents that we will deliver to our employees who have been identified as eligible to participate in this program.

Attached is a list of frequently asked questions relating to the Stock Option Exchange Program. A copy of the following documents describing in detail the Stock Option Exchange Program will be delivered to your home in the next few days:

•	A detailed description of the offer entitled Offer to Exchange

•	An Election Form that you will need to complete and return

•	A Grant Detail Report showing your outstanding option grants

Please review carefully these materials when you receive them and direct any questions you may have to the Exchange Program Administrator by phone at (561) 226-9225 or by e-mail at stockoptionexchange@sbasite.com.

During the offer period, we will hold a series of workshops and conference calls to answer any questions employees may have about the program. You will have until

Tuesday, June 18, 2002, to review the program materials and turn in all necessary paperwork.

Below is a calendar highlighting the key dates in the program:

Date	Action
May 20, 2002	Offer period begins. SBA will mail program materials to all eligible option holders.

Throughout the offer period	Workshops and conference calls held regarding program. Representatives from Human Resources and Stock Administration will be available to present the program and answer questions.

June 18, 2002
Offer expires at 5:00 p.m. Eastern Daylight Time, unless otherwise extended by SBA. Election Form due to Stock Option Exchange Program, c/o SBA Communications Corporation, 5900 Broken Sound Parkway N.W., Boca Raton, FL 33487, facsimile (561) 989-2965.

Week of June 18, 2002	Acceptance letter sent to eligible option holders who properly tendered options during the offer period.

December 19, 2002	New options issued (based on expiration date of June 18, 2002)

Our Board of Directors and our shareholders have approved the program. However, neither we nor our Board of Directors is making any recommendation as to whether you should exchange or refrain from exchanging your options. We have not authorized any person to make any recommendation on our behalf as to whether you should participate in the program. You must make your own decision as to whether to exchange your options.

If you have questions, please plan on participating in the workshops and/or conference calls scheduled to take place during the offer period. You can always contact the Exchange Program Administrator by phone at (561) 226-9225 or by e-mail at stockoptionexchange@sbasite.com with questions regarding the program.

Sincerely,

Jeffrey A. Stoops President and Chief Executive Officer

2